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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
SYNVISTA THERAPEUTICS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
87164M100

(CUSIP Number)
Scott Kislin, Esq.
General Counsel
Atticus Capital LP
152 West 57th Street, 45th Floor
New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 25, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87164M100	Page	2	of	10

1	Names of Reporting Persons. Atticus Capital LP
	I.R.S. Identification Nos. of Above Persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization:

	Delaware

	7	Sole Voting Power

Number of		2,000,000

Shares	8	Shared Voting Power
Beneficially by
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		2,000,000

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	2,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11):

	43.6%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	87164M100	Page	3	of	10

1	Names of Reporting Persons. Atticus Management LLC
	I.R.S. Identification Nos. of above persons(entities only).

2	Check the appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization:

	Delaware

	7	Sole Voting Power

Number of		2,000,000

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		2,000,000

With:	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	43.6%

14	Type of Reporting Person (See Instructions)

	OO

2

CUSIP No.	87164M100	Page	4	of	10

1	Names of Reporting Persons. Timothy R. Barakett
	I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	Sec Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)

	☐

6	Citizenship or Place of Organization:

	Canada

	7	Sole Voting Power

Number Of		2,000,000

Shares	8	Shared Voting Power
Beneficially
Owned By		0

Each	9	Sole Dispositive Power
Reporting
Person		2,000,000

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	43.6%

14	Type of Reporting Person (See Instructions)

	HC, IN

CUSIP No. 87164M100	Page 5 of 10
     This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Synvista Therapeutics, Inc., f/k/a Alteon Inc., a Delaware corporation (the “Company”).
Item 1. Security and Issuer
     The class of equity securities to which this statement on Schedule 13D relates to is the Shares. The address of the principal executive office of the Company is 221 West Grand Avenue, Suite 200, Montvale, New Jersey 07645.
Item 2. Identity and Background
     (a), (b) and (c) This statement is being filed by Atticus Capital LP (“Atticus Capital”), Atticus Management LLC (“Atticus Management”) and Mr. Timothy R. Barakett (“Mr. Barakett” and collectively with Atticus Capital and Atticus Management, the “Reporting Persons”). The address of the principal business and principal office of the Reporting Persons is 152 W. 57th Street, 45th Floor, New York, NY 10019.
     Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Management, a Delaware limited liability company. Atticus Management is the sole general partner of Atticus Capital, a Delaware limited partnership. Atticus Capital, together with certain of its affiliated entities (collectively, the “Atticus Entities”), acts as adviser for various investment funds (the “Funds”) and managed accounts (the “Accounts”).
     (d) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mr. Barakett is a citizen of Canada.
Item 3. Source and Amount of Funds or Other Consideration
     The aggregate purchase price for the Series B Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”), and warrants to purchase shares of Series B Preferred Stock (the “Warrants”) convertible within 60 days to Shares (the Series B Preferred Stock and the Warrants collectively, the “Convertible Securities”) that the Reporting Persons may be deemed to beneficially own is approximately $4,000,000. Such funds have come from the working capital of the Funds and the Accounts.
     The securities held for the Funds and Accounts may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts, including the Convertible Securities, are pledged as collateral security for the repayment of debit balances in the respective accounts.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Convertible Securities for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on market and other conditions, (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Convertible Securities, Shares, options or related derivatives now beneficially owned or hereafter acquired by them.
     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in the best interests of the Funds and the Accounts.

CUSIP No. 87164M100	Page 6 of 10
Item 5. Interest in Securities of the Issuer
     (a) and (b) Based on the Company’s Quarterly Report on Form 10-Q, filed August 14, 2007, as of August 1, 2007, there were 2,586,377 Shares outstanding. Each of the Reporting Persons may be deemed to beneficially own the aggregate number of Shares set forth in the table below that may be acquired upon conversion of Series B Preferred Stock, including Series B Preferred Stock issuable upon exercise of the Warrants, owned directly by the Funds and Accounts:

Fund/Account	Number of Shares	Percentage of Class Outstanding
Atticus Global Advisors, Ltd. (“Atticus Global”)	1,750,000	40.4%
Green Way Managed Account Series, Ltd. (“Green Way”)	250,000	8.8%
     Such aggregate number of Shares is comprised of (i) 1,600,000 Shares issuable upon conversion of 1,600,000 shares of Series B Preferred Stock and (ii) 400,000 Shares issuable upon conversion of 400,000 shares of Series B Preferred Stock issuable upon exercise of warrants to purchase such shares of Series B Preferred Stock. The Reporting Persons have sole power to vote, direct the vote, dispose of or direct the disposition of the Convertible Securities that they beneficially own.
     The percentage of outstanding Shares that each of the Reporting Persons may be deemed to beneficially own is calculated based on the conversion of the Series B Preferred Stock and the Series B Preferred Stock issuable upon exercise of the Warrants that may be deemed to be beneficially owned by such Reporting Person, but without the conversion or exercise of such securities that may be owned by any other person. Assuming the conversion into Shares of all shares of Series B Preferred Stock and Series B Preferred Stock issuable upon the exercise of Warrants issued pursuant to the Series B Preferred Stock and Warrant Purchase Agreement, dated April 5, 2007, among the Company, Atticus Global, Green Way and the other purchasers listed therein (the “Series B Preferred Stock and Warrant Purchase Agreement”), as amended by Amendment No. 1, dated June 1, 2007 (“Amendment No. 1”), the percentage of the outstanding Shares that the Reporting Persons may be deemed beneficially to own would be approximately 13.3%.
     (c) All of the Shares that the Reporting Persons may be deemed to beneficially own were purchased by the entities noted above pursuant to the Series B Preferred Stock and Warrant Purchase Agreement, as amended by Amendment No. 1. The Reporting Persons did not engage in any other transactions involving the Shares during the past 60 days prior to and including August 17, 2007.
     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.
     The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Shares that the Reporting Persons may be deemed to beneficially own were purchased pursuant to the Series B Preferred Stock and Warrant Purchase Agreement, a copy of which is filed as Exhibit 1 hereto, Amendment No. 1, a copy of which is filed as Exhibit 2 hereto, a Registration Rights Agreement, dated July 25, 2007, with the Company, a copy of which is filed as Exhibit 3 hereto, and a Preferred Stock Purchase Warrant, a copy of which is filed as Exhibit 4 hereto. Exhibits 1 through 4 are incorporated herein by reference.
     In addition, the Funds and Accounts may in the future from time to time enter into and unwind cash settled equity swaps, exchange traded “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk

CUSIP No. 87164M100	Page 7 of 10
management transactions with respect to the Shares. The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes, securities, baskets or groups of securities in which Shares may be included, currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any index or other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions with one or more counterparties.
     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 5, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.
     Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Series B Preferred Stock and Warrant Purchase Agreement, dated April 5, 2007, among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s report on Form 8-K filed April 11, 2007).

Exhibit 2	Amendment No. 1 to Series B Preferred Stock and Warrant Purchase Agreement, dated June 1, 2007, among the Company and the Purchasers referred to in Exhibit 1 (incorporated by reference to Exhibit 10.2 to the Company’s report on Form 8-K filed June 7, 2007).

Exhibit 3	Registration Rights Agreement, dated July 25, 2007, among the Company and the Purchasers referred to in Exhibit 1 (incorporated by reference to Exhibit 10.3 to the Company’s report on Form 8-K filed April 11, 2007).

Exhibit 4	Preferred Stock Purchase Warrant, dated July 25, 2007, made by the Company (incorporated by reference to Exhibit 10.4 to the Company’s report on Form 8-K filed April 11, 2007).

Exhibit 5	Joint Filing Agreement of the Reporting Persons.

Exhibit 6	Power of Attorney dated June 7, 2007.

CUSIP No. 87164M100	Page 8 of 10
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 20, 2007

ATTICUS CAPITAL LP

By:	Atticus Management LLC, its general partner

By:	/s/ Timothy R. Barakett* Timothy R. Barakett Managing Member

ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett* Timothy R. Barakett Managing Member

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett* Timothy R. Barakett

* by Dennis Bertron, attorney-in-fact